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                                                           Exhibit (a)(2)(lxxii)

                                                                    News Release
                                              [Willamette Industries, Inc. Logo]


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FOR IMMEDIATE RELEASE
July 16, 2001
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CONTACT:    Greg Hawley            Cathy Dunn             Paul Verbinnen/David Reno/
            EVP & CFO              VP Communications      Jim Barron
            Willamette Industries  Willamette Industries  Citigate Sard Verbinnen
            503-273-5640           503-273-5642           212-687-8080
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               WILLAMETTE COMMENTS ON CERTIFIED ELECTION RESULTS

PORTLAND, ORE - July 16, 2001 - Willamette Industries (NYSE: WLL) announced today certified results in the election of three nominees to its Board of Directors.

     In the vote count certified by the independent inspectors of election, IVS Associates, Inc., and reviewed by representatives of both Willamette and Weyerhaeuser (NYSE:WY), three nominees, Thomas M. Luthy, Robert C. Lane and Evelyn Cruz Sroufe, received votes totaling 49.16 million shares, or 44.85% of the total shares outstanding, with Kenneth W. Hergenhan, Duane C. McDougall and Robert M. Smelick receiving votes totaling 46.91 million shares, or 42.80% of the total shares outstanding. Willamette has approximately 109.6 million shares outstanding.

     In addition to the election of directors, shareholders also voted on two shareholder proposals, both of which were rejected. The first proposal, declassification of the board, received votes totaling 43.28 million shares for and 44.56 million shares against with 6.67 million abstentions. The second proposal, regarding the composition of the Company's compensation committee, received 39.48 million shares in favor and 46.66 million shares against with 8.3 million abstentions.

     Duane C. McDougall, President and Chief Executive Officer of Willamette, said, "While we are clearly disappointed that our slate of nominees was not elected, we appreciate our shareholders support for our classified board and the composition of our compensation committee."

     He continued, "Our recent solid financial performance, in a market where many of our competitors are losing money, once again demonstrates our ability to deliver superior value on behalf of our shareholders. We will continue to focus on growing our business, and we look forward to building upon our track record as a leading franchise in the industry."

     Willamette Industries is an integrated forest products company with 105 plants, located in the U.S., France, Ireland and Mexico. The company owns 1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials,
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composite wood panels, fine paper, office paper products, corrugated packaging and grocery bags.

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Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Willamette with respect to the Weyerhaeuser tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the effect of general economic conditions; the level of new housing starts and remodeling activity; the availability and terms of financing for construction; competitive factors, including pricing pressures; the cost and availability of wood fiber; the effect of natural disasters on the Company's timberlands; construction delays; risk of nonperformance by third parties; and the impact of environmental regulations and other costs associated with complying with such regulations. Please refer to Willamette Industries' Securities and Exchange Commission filings for further information.